MOUNT REAL

PRESS RELEASE

The Toronto Stock Exchange
Symbol: MRF

MOUNT REAL ANNOUNCES SECOND QUARTER RESULTS

Montreal, Quebec, August 12, 2004 – Mount Real Corporation ("Mount Real") today announced its financial results for the second quarter ended June 30, 2004.

Revenues were $19,587,523 for the six-month period ended June 30, 2004, a 12% increase as compared to $17,461,326 for the same period in 2003.

Net earnings for the six months ended June 30, 2004 were $5,166,933, an increase of 23% as compared to $4,208,901 for the same period in 2003. The weighted average number of shares at the close of the second quarter was 8,975,589 as compared to 8,957,183 for the same period in 2003 and earnings per share were $0.58 compared to $0.47 for the same period in 2003.

For the three-month period ended June 30, 2004 revenues were $10,137,988 as compared to $7,357,549 for the same period last year. Net income for the three months ended June 30, 2004 was $2,077,148 as compared to $2,013,954 for the three-month period in 2003.

It was also announced today that Paul K. Marchand has stepped down from the Board of Directors, and Mr. Gabor Matyas has been newly appointed to the Board. Gabor Matyas, a long time shareholder of Mount Real, trained as an engineer and has been a full time investor and business consultant for the past eight years.

Catherine Dine, Chairperson of the Board of Directors, commented: "We wish to thank Paul for his contribution to the Board over the past eight years and appreciate his continued input as a senior financial advisor and supporter of Mount Real. We also wish to welcome Gabor and the invaluable investment knowledge and perspective he brings."

Mount Real's business is management accounting, information management and media services. Mount Real uses "TMI" Tactics Marketing Intelligence, a business intelligence system, for the management of proprietary and non-proprietary consumer databases. Mount Real is listed under the stock-trading symbol MRF on the Toronto Stock Exchange.

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Source: Lino P. Matteo, CMA
Chief Executive Officer

General Information: Kelly Leonard
Tel: (514) 762-2500
Fax: (514) 762-6535
E-mail: kelly@mountreal.com
Home Page: http://www.mountreal.com